Exhibit 12.3

Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	9 Months Ended		Year Ended
	September 30,		December 31,
	2007		2006
Net income from continuing operations	$18,955		$37,372
Add- Taxes based on income	10,806		15,539

Net income before income taxes	29,761		52,911

Add- fixed charges:
Interest on long term debt	27,446	(1)	29,932
Estimated interest cost within rental expense	656		726
Amortization of net debt premium, discount, and expenses	849		1,025
Total fixed charges	28,951		31,683

Earnings available for fixed charges	58,712		84,594

Ratio of earnings to fixed charges	2.02		2.67

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,884		2,512
Adjustment to pre-tax basis	1,074		1,045
	2,958		3,557

Combined fixed charges and preferred stock dividend requirements	$31,909		$35,240

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.83		2.40

(1)  Includes FIN 48 interest expense